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04030943

June 18, 2004

PROCESSED
JUN 23 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 21 2004
WASH. D.C. 158 SECTION

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 17, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

dw 6/23

Enclosures

Issued: 17 June 2004

Notifications in accordance with paragraphs 16.4 and 16.13 of the FSA Listing Rules

Mr Stuart Alan Ransom Rose, who was appointed as a director of Marks and Spencer Group plc on 31 May 2004, has advised, in accordance with paragraph 16.4 of the Listing Rules, that he is also currently a director of NSB Retail Systems PLC and of Land Securities Group PLC and, in addition, that he had been a director of The Big Food Group PLC within the last five years. Further, he has advised that he has no details to disclose in accordance with paragraph 6.F.2(b) to (g).

In accordance with paragraph 16.3 of the Listing Rules, Mr Rose disclosed on 16 June 2004, that, on appointment, he had an interest in 416 Ordinary Shares of 25p each in Marks and Spencer Group plc held in his name and in 135,000 Ordinary Shares of 25p each in Marks and Spencer Group plc held in the name of Giltspur Nominees Limited.

Mr Charles Wilson, who was appointed as a director of Marks and Spencer Group plc on 31 May 2004, has advised, in accordance with paragraph 16.4 of the Listing Rules, that he had been a director of The Big Food Group PLC within the last five years. Further, he has advised that he has no details to disclose in accordance with paragraph 6.F.2(b) to (g).

For further information, please contact:
Helen Baker Tel.: 020 7268 2867